Filed Pursuant to Rule 424(b)(3)

Registration No. 333- 154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 10 DATED SEPTEMBER 15, 2011

TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 7 dated July 15, 2011, Supplement No. 8 dated August 24, 2011, and Supplement No. 9 dated September 6, 2011. Terms used and not otherwise defined in this Supplement No. 10 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 10 is to disclose:

•	the status of our public offering;

•	the commencement of our public offering in the State of Ohio; and

•	suitability standards with respect to investors in the State of Ohio.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of September 9, 2011, we had accepted investors’ subscriptions for and issued 4,229,216 shares of our common stock in our initial public offering, including 74,959 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $41,905,215. As of September 9, 2011, approximately 95,808,242 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2012 or the date on which the maximum offering amount has been sold.

Commencement of Our Public Offering in the State of Ohio

As of the date hereof, the Ohio Department of Commerce, Division of Securities has declared our public offering effective in the State of Ohio. As a result, our public offering is now available to residents of the State of Ohio. Residents of Ohio are not eligible to participate in our automatic investment plan.

Suitability Standards With Respect To Investors in Ohio

The following information should be read in conjunction with the discussion contained in the “Suitability Standards” section beginning on page i of our prospectus.

Ohio — An investment by an Ohio resident in us and our affiliates may not exceed 10% of the resident’s liquid net worth.